EXHIBIT 99.1

Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE Amex: SA	November 1, 2011

Better Than Expected Drill Results Continue at Seabridge Gold’s Courageous Lake Project

Toronto, Canada – New infill drill results from the Courageous Lake project’s multi-million ounce FAT gold deposit are “among the best yet”, Seabridge President Rudi Fronk announced today. “These results demonstrate the remarkable continuity of mineralization at FAT and will likely increase both the grade and size of the resource,” he said. “Most important, this third tranche of 2011 drill results clearly supports our view that we are successfully upgrading inferred resources to higher categories as required for reporting reserves in the Preliminary Feasibility Study (PFS) of the FAT deposit planned for the second quarter of next year.”

This year’s $16 million program at Courageous Lake, located in Canada’s Northwest Territories, was designed to: (i) upgrade inferred resources within the current FAT deposit pit plan by infill drilling; (ii) complete geotechnical drilling required for pit slope and water management planning in the PFS; (iii) condemn areas where project facilities will be located; and (iv) look for new targets along the 53 kilometers of the Matthew’s Lake greenstone belt held by Seabridge.

In August and September, Seabridge reported results from the first 23 core holes from this summer’s program. Including the 13 holes summarized below, results have now been reported for 36 infill core holes totaling 11,680 meters drilled. Assays are pending for another 12 holes. An updated NI 43-101 compliant resource estimate is expected late this year incorporating the 2011 infill drill results. “We expect this updated resource estimate to reflect a significant increase in the measured and indicated resource and a substantial improvement in the deposit’s average grade which already stands at a robust 2.34 grams of gold per tonne,” Mr. Fronk said.

Assays are also awaited for two promising new exploration targets drilled for the first time.

Assay results of the third batch of infill holes drilled this year at Courageous Lake are as follows:

Drill Hole ID	Depth (meters)	From (meters)	To (meters)	Ore Domain	Length (meters)	Au Grade (g/Tonne)
CL-152	375.0	9.0	22.5	3	13.5	1.87
		31.5	67.8	3	36.3	4.14
		71.7	76.5	3	4.8	0.78
		82.6	94.4	3	11.8	0.85
		106.2	108.0	3	1.8	4.05
		300.4	309.0	4	8.6	1.52
CL-153	500.0	58.1	70.3	5	12.2	5.01
		255.0	262.7	4	7.7	1.30
		322.5	334.5	4	12.0	0.85
		418.5	434.5	3	16.0	1.27
		468.0	481.3	2	13.3	2.31
		492.0	495.5	2	3.5	0.97

CL-154	225.0	16.2	19.5	3	3.3	2.11
		39.0	42.7	2	3.7	3.17
		114.0	120.0	2	6.0	1.03
		183.0	185.4	1	2.4	2.52
		193.5	196.2	1	2.7	1.33
CL-155	363.0	241.5	259.5	4	18.0	1.52
		312.0	319.5	4	7.5	4.22
CL-156	496.2	76.0	87.0	5	11.0	3.18
		367.1	376.5	4	9.4	3.03
CL-157	282.0	45.0	57.0	4	12.0	1.06
		135.0	154.5	5	19.5	4.60
		172.0	202.5	5	30.5	3.11
CL-158	279.4	28.2	39.0	8	10.8	8.35
		102.0	108.0	8	6.0	0.73
		223.5	225.0	7	1.5	9.12
CL-159	100.0	No significant intervals
CL-160	150.0	22.5	25.5	5	3.0	2.94
		31.5	36.0	5	4.5	2.74
		103.5	111.0	4	7.5	4.37
CL-161	286.0	9.0	15.0	3	6.0	0.72
		50.0	66.0	3	16.0	1.33
		111.0	113.4	2/3	2.4	3.63
		120.0	135.0	2	15.0	3.39
CL-162	786.0	24.7	36.0	8	11.3	7.34
		321.0	328.5	14	7.5	4.07
		427.5	430.5	9	3.0	1.46
		615.3	624.0	5	8.7	1.97
		690.5	699.3	4	8.8	3.26
		725.2	726.8	4	1.6	3.94
		733.0	736.0	4	3.0	1.23
		742.5	754.5	4	12.0	1.76
		763.5	766.5	4	3.0	1.78
		773.0	776.0	4	3.0	1.98
CL-163	150.0	34.5	45.0	5	10.5	2.43
		61.5	64.5	5	3.0	2.38
		72.0	75.0	5	3.0	1.44
		82.5	87.0	5	4.5	2.26
		124.5	135.0	4/5	10.5	2.63
		144.0	147.0	4	3.0	2.15
CL-164	225.0	37.5	40.5	3	3.0	1.76
		48.0	57.0	3	9.0	2.45
		129.0	132.0	3	3.0	5.34

Note: All assays have been capped at 10.1 grams of gold per tonne (g/T). True thicknesses of the above reported drill hole intercepts are estimated to be approximately 85-90% of the reported interval.

The FAT deposit is in the Slave Province, an extensive geological terrain in Canada’s Northwest Territories. The deposit’s name is an acronym for its dominant rock type, Felsic Ash Tuff. This gold occurrence, hosted by Archean greenstone rocks, was formed in a rhyolite/dacite dome complex that measures about 2km along strike and about 800m of stratigraphic section in width. Although tuffaceous rocks are the most common in the deposit there are also clear intervals of clastic and chemical sedimentary rocks and a few late intrusions.

Sulfide mineralogy in the FAT deposit is relatively simple and consists of pyrite, pyrrhotite, arsenopyrite, sphalerite, and chalcopyrite in decreasing order of abundance. While all of these minerals can be found in the mineralized zones, only arsenopyrite has a consistent correlative relationship to gold concentrations. Extensive metallurgical test work has been performed on Courageous Lake resulting in an expected gold recovery of approximately 90% utilizing a flotation circuit followed by pressure oxidation. In June, 2011 Seabridge announced the results of a Preliminary Economic Assessment (“PEA”) for Courageous Lake demonstrating the potential for a robust project in the current gold price environment (see http://www.seabridgegold.net/CL-PEA_ExecSummary2011.pdf for the PEA executive summary).

In constructing a geological model for resource estimation, unique stratigraphic intervals were defined and labeled as domains 1 through 9 and domain 14. Each domain contains specific and unique tuff and sedimentary units arranged in particular stratigraphic sequences. The defined geological domains are relics of the depositional environment in which they were formed. Consequently, within these domains the style of rock types, hydrothermal alteration, vein occurrences and sulfide mineralogy are generally consistent across the length and breadth of each specific domain. Distribution of gold within a domain and the surrounding rock is treated differently from other domains in resource modeling. Although ten separate geological domains have been recognized in the FAT deposit, domains 3, 4 and 5 contain about 90% of the gold in the deposit.

Descriptions of the above reported holes are as follows:

CL-152: Located in the south-central part of the deposit and drilled to the west, this hole was designed to test the upper part zone 3 and upgrade blocks in zone 4. The geology was typical felsic ash tuff with quartz micro-veinlets and sericite alteration associated with mineralization. The gold grades and widths encountered in zone 3 exceeded model expectations, while zone 4 was in-line with expectations. This hole should upgrade and add new resources.

CL-153: Drilled to the east in the south-central deposit area, this hole was designed to upgrade blocks in zones 5, 4 and 3. Felsic tuff are the dominate lithology of this hole, varying from an ash-rich to lapilli-rich textures. Mineralization is closely associated with sericite alteration and quartz veins, with some volcanic ejecta partially replaced by sulfide minerals. The first mineralized interval was not predicted by the model but was consistent with 2 other drill holes from this year. The intervals for zones 4 and 3 were weaker than predicted, but will still upgrade the classification of inferred resource blocks. Intercepts in zone 2 should add new resources as these were not predicted by the model, primarily due to lack of data.

CL-154: Collared on the east side of the deposit, this hole was designed to upgrade blocks in zone 2 and test zone 1. The lithologies encountered are dominated by felsic tuff with minor intercalations of clastic sedimentary units. Alteration was less intense and characterized by sericite and silica. Mineralized widths were narrower than expected, with grades as expected. Inferred resources should be upgraded.

CL-155: Oriented to the east and located in the north-central part of the deposit, this hole was designed to up-grade resources in zone 4. Felsic tuff with some intercalations of clastic sedimentary units were encountered, and are typical of this part of the deposit. The mineralized intervals encountered in zone 4 were consistent with model predictions, and should up-grade inferred resources.

CL-156: Located in the south central part of the deposit and drilled to the east, this hole was designed to test zone 5 at depth and upgrade inferred resources in zone 4. Lithologies in this hole are dominated by felsic tuff with varying ejecta content. Silicic and sericite alteration with quartz veining are indicative of mineralized intervals. The first mineralized interval in this hole is interpreted to be zone 5, although not predicted by the model, it does confirm intersections in two other holes drilled this year. The second mineralized interval corresponds very well with model predictions, but at slightly higher grade. Resources should be upgraded and expanded.

CL-157: Drilled to the west in the central part of FAT this hole was designed to upgrade resource blocks in zones 4 and 5. Characteristic felsic lithologies of lithic and crystal tuff typify this hole. Alteration in the mineralized zones is dominated by sericite with cryptocrystalline quartz veining. The interval in zone 4 was slightly narrower and lower grade than predicted but will still upgrade these blocks. Mineralization in zone 5 was wider and higher grade than expected, and will improve the quality of the resources on this section

CL-158: Located on the far west side of the deposit and drilled to the east this hole was abandoned at 280m because the inclination had deviated and the hole would not have intercepted its primary target in zone 4. Zone 8 was tested, as planned, encountering felsic tuff with carbonate alteration and carbonaceous sedimentary rocks. The mineralized interval in zone 8 was narrower than anticipated but at better grade than predicted, and should upgrade the classification of blocks on this section.

CL-159: Drilled to the east and located in the south-central part of the deposit, this hole was designed to upgrade blocks in zone 4. The lithology was comprised of felsic ash tuff, often welded and foliated. Alteration was not intense and consisted of carbonate, silica and sericite. The model had predicted poor continuity and scattered low-grade intervals, it was found that mineralized continuity exists through this part of the system but at sub-
economic grades.

CL-160: A shallow hole drilled to the east to test the top of zone 5 and upgrade inferred resources in zone 4 in south central part of FAT. Lithologies in this hole are comprised of subtle variations of the characteristic felsic tuff. Sericite and silicic alteration in varying intensities are the dominate alterations encountered. Mineralization at the top of zone 5 was more discontinuous than expected with grades as expected. Zone 4 mineralization was slightly narrower than predicted by the model, but again grades were as predicted. Resource classification should be upgraded for zone 4, and new resources added in zone 5.

CL-161: Drilled to the east and located on the east side of the deposit, this hole was designed to upgrade blocks in zone 2 and test zone 1. Felsic tuff with an ash or lithic clast component dominate the lithologies in this hole. Alteration is either sericite and quartz veining, or chlorite. The mineralized intervals in zone 3 are consistent in both width and grade with model predictions. The intercept in zone 2 was in line with the model for width, but significantly higher grade than expected. Zone 1 did not return any significant gold intercepts but was anomalous, indicating the zone is present but not robust on this section.

CL-162: Collared on the west central side of the deposit and drilled to the east, this hole targeted zones 8, 5 and 4. The sequence of lithologies encountered is carbonate-altered felsic tuff followed by sedimentary rocks, passing up-section into the main felsic tuff package. Carbonate alteration dominates the first 50 to 100 meters of the drill hole and then silicic and sericite alteration are most prevalent. Mineralization in zone 8 was slightly narrower than expected but with grades as predicted by the model. Zone 14 was not predicted by the model, the interval in zone 9 was consistent with model predictions. The intercept in zone 5 is consistent with the erratic mineralization in this area. Zone 4 mineralization was more discontinuous but with expected grades based on the model. Inferred resources should be upgraded.

CL-163: Drilled to the east from the south central part of the deposit, this hole was designed to test gaps in zone 5 and the edge of zone 4. The dominant lithologies of this hole are bleached felsic tuff, with ash, crystal or lapilli components. Alteration is comprised of moderate-to-intense sericite and limited silica. Mineralization in zone 5 was as expected based on the model, while zone 4 was better than predicted. This hole should upgrade inferred blocks and add resources.

CL-164: Oriented to the east and drilled in the south central part of FAT, this hole was designed to follow up on positive results from CL-152 in zone 3. The hole pierced felsic tuff with minor lapilli-size ejecta and contained variable weak to moderate intensity sericite and silica alteration. Mineralization exceeded model predictions in zone 3, but were not as robust as the intercept in CL-152 one section north. This hole will upgrade classification and add new resources.

Courageous Lake’s current NI 43-101 compliant resource estimate is as follows:

Courageous Lake Gold Resources at 0.83 gram per tonne cutoff

Measured			Indicated
Tonnes (000’s)	Grade (g/T)	Ounces (000’s)	Tonnes (000’s)	Grade (g/T)	Ounces (000’s)
12,584	2.52	1,020	77,582	2.31	5,762

Measured plus Indicated			Inferred
Tonnes (000’s)	Grade (g/T)	Ounces (000’s)	Tonnes (000’s)	Grade (g/T)	Ounces (000’s)
90,166	2.34	6,782	63,053	2.24	4,541

National Instrument 43-101 Disclosure

Exploration activities by Seabridge Gold at the Courageous Lake gold project are being conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. A rigorous quality control/quality assurance protocol is being employed during the 2011 Courageous Lake drill program including blank and certified reference standards inserted by the Company at a rate of not less than one of each type in every 30 samples. Repeats and re-splits of the sample rejects are being analyzed at a rate of not less than one sample in every 25 for each type. Samples are being assayed at Acme Laboratories, Vancouver, B.C. using fire assay atomic adsorption methods for gold and total digestion ICP methods for other elements. Cross-check analyses are being conducted at a second external laboratory on at least 10% of the samples.

Seabridge holds a 100% interest in several North American gold projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements concerning the expected completion of a Preliminary Feasibility Study, the preparation of resource and reserve estimates, other goals or objectives, or the completion of work programs, relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the amount of mineral reserves and mineral resources; (ii) the amount of future production over any period; (iii) cumulative pre-tax net cash flow of the proposed mining operation; (iv) capital costs; (v) operating costs, including credits from the sale of other metals; (vi) mining rates; (vii) mine life; (vii) planned expenditures; and (viii) upgrading inferred resources. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its independent consultants' current beliefs as well as various assumptions made by them and information available to them on the date the statements are made. These assumptions include: (i) the presence of and continuity of metals at the Project at modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metals recovery rates;(xi) reasonable contingency requirements; (xii) receipt of regulatory approvals on acceptable terms; and (xiii) the negotiation of satisfactory terms with impacted First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward-looking statements, such as statements of cumulative pre-tax net cash flow, which are based on other forward-looking statements and assumptions. The cost information is also prepared using earlier values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates, assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation, risks relating to variations in the mineral content within the material identified as mineral reserves from that predicted; variations in rates of recovery and extraction; developments in world metals markets;, risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks; and the additional risks including those described in the December 31, 2010 Corporation’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) and in the Corporation’s Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD

"Rudi Fronk"
President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net